ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

December 30, 2019

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 108 to the Trust’s Registration Statement on Form N-1A
ETFMG Travel Tech ETF (the “Fund”)

Dear Mr. Sutcliffe:
This correspondence is in response to comments you provided to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Fund and the Trust’s Post-Effective Amendment No. 113 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on October 25, 2019. For your convenience, your comments have been reproduced with responses following each comment.
General
Comment 1.     Regarding all blanks within the Prospectus and Statement of Additional Information, ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.
Response:    The Trust has ensured that all missing information has been provided in accordance with Form N‑1A.
Prospectus
Comment 2.    Please confirm whether there are any fee waiver, reimbursement or recoupment arrangements in place for the Fund, and if so, add disclosure accordingly.
Response:     The Trust confirms that there are no fee waiver or reimbursement arrangements in place for the Fund.
Comment 3.    Regarding the Prime Travel Technology Index, supplementally respond if this is a new index. If this is a new index, supplementally provide the full index methodology. If this is not a new index, supplementally provide examples of current uses of the index.
Response:    The Prime Travel Technology Index does not currently have any other uses. The Index Methodology Guide was sent to Staff under separate cover on December 30, 2019.
Comment 4.     Staff notes that a general internet search yields multiple names or possibly levels for the Prime Travel Technology Index, e.g. PR, NTR, GTR. Please disclose the specific index level the Fund will track.
Response:    The Fund will track the Net Total Return Index (NTR) which measures the performance of the index with all dividends reinvested net of foreign dividend withholding taxes.
Comment 5.     The Prime Travel Technology Index disclosure states “. . . to identify travel technology companies around the world that meet the Index’s criteria for inclusion.” Disclose specifically how the index determines companies belong in the travel technology industry, i.e., by primary industry filing code, primary source of revenue. Reference Rule 35d-1 (Investment Company Names).

Response:    The Trust has inserted the following into the Registration Statement:
The Index tracks the performance of globally exchange-listed equity securities (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe that are engaged in “Travel Technology Business” which is defined as providing technology, via the internet and internet-connected devices such as mobile phones, to facilitate the following activities: travel bookings and reservations, ride sharing and hailing, travel price comparison, and travel advice. Companies with products and services that are primarily engaged in any of the categories of Travel Technology Business are collectively called “Travel Technology Companies.”
The companies included in the Index are identified by Prime Indexes (the “Index Provider”). The Index Provider determines whether a company is a Travel Technology Company based on its assessment of: i) descriptions of a company’s primary business activities in its regulatory filings (e.g., annual reports, financial statements and other public filings), investor presentations, as well as third-party industry research, reports, and analyses; and ii) if a company derives more than 50% of its revenue from Travel Technology Business. The Index Provider screens candidate companies for the Travel Technology Index for investability (e.g., must not be listed on an exchange in a country which employs certain restrictions on foreign capital investment; must have a minimum market capitalization of $150 million; and must have an operating company structure, as opposed to a pass-through security.
Comment 6.    Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
Comment 7.    In the ETF Risks section, please disclose that purchase and redemption of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs and disclose that these costs could include brokerage costs or taxable gains/losses that it might not have incurred if it had made redemption in-kind. In addition, disclose that these costs could be imposed on the ETF and thus decrease the ETFs net asset value to the extent that these costs are not offset by a transaction fee payable by an authorized participant.
Response:    The Trust has inserted the following into the Registration Statement:
Cash Transactions Risk. While not likely, the Fund may effect its creations and redemptions primarily for cash, rather than in-kind securities. Paying redemption proceeds in cash rather than through in-kind delivery of portfolio securities may require the fund to dispose of or sell portfolio investments at an inopportune time to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to incur certain costs such as brokerage costs, and to recognize gains or losses that it might not have incurred if it had made a redemption in-kind. As a result, the Fund may pay out higher or lower annual capital gains distributions than ETFs that redeem in-kind. In addition, the costs imposed on the Fund will decrease the Fund’ NAV unless the costs are offset by a transaction fee payable by an AP.
Comment 8.     Disclose in Foreign Investment Risk that all or a portion of the ETFs underlying securities trade in a market that is closed when the market in which ETF shares are listed and trading in that market are open and there may be changes between the last quote from its closed foreign market and the value of such security during the ETFs domestic trading day. In addition, note that this in turn could lead to differences between market price of ETF shares and the underlying value of those shares.
Response: The Trust has inserted the following into the Registration Statement:
Foreign Investment Risk. Since foreign exchanges may be open on days when the Fund does not price its Shares, the value of the securities in the Fund’s portfolio may change on days when shareholders will not be able to purchase or sell the Shares. Conversely, Shares may trade on days when foreign exchanges are closed. Because securities held by the Fund trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums and discounts greater than those of domestic ETFs. Each of these factors can make investments in the Fund more volatile and potentially less liquid than other types of investments.
Comment 9.     Monthly Rebalance Risk disclosure does not correspond to the rebalance methodology disclosure under the Prime Travel Technology Index. Provide the appropriate disclosure.
Response:     The Monthly Rebalance Risk language has been removed as the Index rebalance is semi-annual.

Comment 10.    Additional information disclosure states, “There may also be instances in which the Adviser may choose to overweight securities in the Fund’s Index. . .” Detail the circumstances in which overweighting may occur.
Response:     The Trust’s exemptive order permits the Fund to invest up to 20% of its total assets in other securities, including an overweight to securities in the Index, which the Adviser believes will help the Fund track its Index. Periods of increased market volatility, unusual market conditions or an instance of low assets or high redemptions may prevent the Fund from fully investing in the securities of the Index in the same weightings as the Index. The Fund may also be overweight to securities in the Index in anticipation of changes in the Index’s components.
Comment 11.     A “Models and Data Risk” is disclosed. As the Fund pursues passive approach, please disclose how modeling is being used in reference to an index.
Response:    The Trust has revised the “Models and Data Risk” disclosure to make it clear that the disclosure is based on the Fund passively following the Index and because the Index has models and data risk, the Fund in turn has models and data risk.
Comment 12.     Tracking Error Risk disclosure states “. . . the Fund may begin trading to effect rebalance in advance of the effective date of the rebalance and continue trading after the effective date of the rebalance.” This practice is not disclosed in the methodology section. If the Fund may trade in advance, disclose in methodology with dates and specificity.
Response:     The Trust believes that the requested details regarding trading portfolio positions is not appropriate for the description of a fund’s investment strategy in the prospectus. The Trust further believes that the description of how the Fund tracks its Index is adequate and consistent with common industry practice for index-based funds. Therefore, the Trust respectfully declines to make the requested changes.

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If you have any questions regarding the foregoing, please contact Kent Barnes of U.S. Bancorp Fund Services, LLC at (414) 765-6511.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

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